VIA SEDAR

To the Securities Regulatory Authorities:

RE:

Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on May 6, 2010 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item 1:  Election of Directors

The eight nominees set forth in the Company’s Management Proxy Circular dated April 6, 2010 were duly elected as directors of the Corporation by a vote on a show of hands.

Item 2:  Appointment of Auditors

KPMG LLP was duly appointed as the auditors of the Corporation by a vote on a show of hands.

Item 3:  Remuneration of Auditors

The directors were duly authorized to fix the auditors remuneration by a vote on a show of hands.

Item 4:  Increase Independent Directors Remuneration

The adoption of an Ordinary Resolution approving an increase in the maximum amount of cash remuneration payable in aggregate to the Independent Directors by CDN$482,484 from CDN$654,416 to CDN$1,150,000 per financial year and such approval effective January 1, 2010 was duly approved by a vote on a show of hands.

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Vice President, Administration and Corporate Secretary